UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Cielux Telecom Selects Alvarion® for a $4.5 Million 802.16e WiMAX™ Turnkey Project in Democratic Republic of Congo. Dated February 18th, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Cielux Telecom Selects Alvarion® for a $4.5 Million 802.16e
WiMAX™ Turnkey Project in Democratic Republic of Congo

Signing ceremony on February 18, Mobile World Congress, Barcelona,
Hall 2, Booth 2C25, 12:00 PM

Barcelona, February 18, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it was chosen by Cielux Telecom for a full turnkey WiMAX™ project in the Democratic Republic of Congo (DRC). Using Alvarion’s 802.16e BreezeMAX® platform for the 3.5 GHz frequency band, Cielux will offer voice and broadband data services to residential and business users in the cities of Kinshasa and Lubumbashi with a total population of over 10 million.

Initial rollout of the WiMAX network is planned for June 2009, with 10,000 subscribers expected on the network by the end of the year. Alvarion will also provide a range of associated professional services including system integration, network deployment, field maintenance, configuration, training and local support services, in order to ensure successful delivery of the network. A later phase of the project is expected to follow, doubling the number of base stations in Kinshasa and Lubumbashi, as well as expanding coverage to other cities in the country – Boma, Goma, Kisangani, Matadi and Muanda. The current population of DRC is estimated at 66.5 million with a very low Internet penetration that includes only 240,000 users.

“This agreement represents a strategic partnership with Alvarion and builds upon Alvarion’s global experience and leading technology,” said Hugues Bridault, CEO of Cielux Telecom. “In a region that lacks infrastructure, bandwidth and up-to-date technology, we need a reliable solution. Alvarion’s mature technology is the best choice for meeting our target of deploying more than 150 base stations across 15 cities within three years. WiMAX is the most cost-effective technology commercially available today to help increase broadband penetration in the country, and together with Alvarion we are well positioned to bring end-users a new level of communications.”

“We see great potential in DRC for WiMAX, and look forward to begin deployment with Cielux Telecom,” said Tzvika Friedman, president and CEO of Alvarion. “We value this challenger’s approach of translating technology benefits into the bigger picture of economical and financial needs of this emerging market. By using our turnkey WiMAX solution, Cielux Telecom will be able to reduce its operating expenses through improved network capacity, performance and operational efficiency.”

This project is the first large deployment in DRC for VoIP that uses second order diversity WiMAX base stations and self-install customer premises equipment. This network will offer a cost-effective solution that provides wider coverage, higher data speeds and excellent quality voice services.

About Cielux Telecom

Cielux Telecom core business is “Carrier to Carrier” offering to Providers a large range of telecommunication services and Internet connectivity. Created in 2003, Cielux Telecom activities are focused on the African continent, where the market demand for modern and attractive telecommunication products and services is surging with the utmost urgency.

Cielux Telecom know-how and adequate use of technologies such as (TDM/C7, VoIP, SDH, Satellite, BLR, SDH, Satellite, BLR, ATM, IP, Intelligent Network...) as well as our technical infrastructure and our access teleports in Europe, in Africa allow us to go beyond technical specifications and to offer the best solution and the best product.

Starting 2009 Cielux Telecom is launching data operations based on WiMAX 802 16e technology to develop the broadband concept in Africa: Cielux Telecom first operation is set up in DRC (Kinshasa), Republic of Congo Brazaville (2009), Cameroun (2009), Gabon and RCA (2010). Using WiMAX 3.5 technology operating a VSAT license to deliver the best quality of international connectivity, other operations will follow in the region.

About Alvarion

Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.